UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 March 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

31 March 2008 Media Statement

Telecom separation now a fact
A robust plan for the operational separation of Telecom NZ has been approved by
Communications and Information Technology Minister David Cunliffe.

“Telecom resubmitted its Amended Separation Plan. In accordance with the
Telecommunications Act 2001, I have decided to approve the plan which is enforcable,” said Mr Cunliffe.

“This is a highly significant step for the telecommunications market, and I’m pleased to announce the successful implementation of the operational separation today – 31 March 2008 or “Separation Day.”

“The robust operational separation of Telecom has been a priority for this government.  It is one of a number of measures in the government’s strategy to deliver a more effective telecommunications sector for the long-term benefit of all New Zealanders.

Efforts to ensure that the undertakings are implemented will be ongoing.  The
Commerce Commission is responsible for ensuring full, timely and effective implementation of the approved undertakings and this process will be rigorous.

“Our strategy is to improve market conditions to increase competition, innovation and investment to support New Zealand’s transformation to a more productive knowledge-based economy and society.

“Within one year we have seen this complicated and important process reach a successful conclusion.  I am pleased that the undertakings can now be fully implemented as of our target separation day of 31 March.

This government has had a strong mandate for the three-way operational separation of Telecom and we have consulted widely with the industry, other stakeholders and Telecom to arrive at an effective and robust set of to deliver on this.”

“While today is a significant step forward for the telecommunications sector it is not the end of the road for enhanced market competition.  Work will be ongoing in the Telecommunications Service Obligations, the broadband pathway, the Digital Strategy refresh and several other regulatory matters.

“My thanks go to all those who have actively engaged in this process: in particular, Telecom CEO Dr Paul Reynolds and his team; officials and experts who have assisted the Crown.

Media contact Chris Harrington (04) 471 9067 or 021 227 9067 Meredith Barker
(04) 471 9132 or 021 226 9132.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 31 March 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary